SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

____________________________________________

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

(Name of Issuer)

Class A ordinary shares, par value US$0.0001 per share

(Title of Class of Securities)

206277 105(1)

(CUSIP Number)

SZE Mei Ming	With a copy to:
Fosun International Limited	Gregory Wang, Esq.
Room 808	Reed Smith Richards Butler
ICBC Tower	20/F, Alexandra House
3 Garden Road, Central	18 Chater Road, Central
Hong Kong, China	Hong Kong, China
(852) 2509 3228	(852) 2507 9869
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 7, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1) This CUSIP number applies to the Issuer’s American depositary shares (“ADSs”), each representing three Class A ordinary shares of the Issuer.

CUSIP No. 206277 105

(1)	NAME OF REPORTING PERSONS Fosun International Limited
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS WC
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 13,086,350
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 13,086,350
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,086,350
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.5% (1)
(14)	TYPE OF REPORTING PERSON CO

(1)	This percentage is calculated based on 84,368,529 Class A ordinary shares, par value $0.0001 per share (the “Ordinary Shares”) of Concord Medical Services Holdings Limited (the “Issuer”) outstanding as of December 7, 2018, as disclosed in the Issuer’s Form 6-K filed with the Securities and Exchange Commission (the “SEC”) on December 7, 2018.

CUSIP No. 206277 105

(1)	NAME OF REPORTING PERSONS Fosun Industrial Holdings Limited
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS AF
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 13,086,350
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 13,086,350
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,086,350
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.5% (1)
(14)	TYPE OF REPORTING PERSON CO

(1)	This percentage is calculated based on 84,368,529 Ordinary Shares of the Issuer outstanding as of December 7, 2018, as disclosed in the Issuer’s Form 6-K filed with the SEC on December 7, 2018.

CUSIP No. 206277 105

(1)	NAME OF REPORTING PERSONS Oasis Inspire Limited
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS AF
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 13,086,350
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 13,086,350
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,086,350
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.5% (1)
(14)	TYPE OF REPORTING PERSON CO

(1)	This percentage is calculated based on 84,368,529 Ordinary Shares of the Issuer outstanding as of December 7, 2018, as disclosed in the Issuer’s Form 6-K filed with the SEC on December 7, 2018.

Explanatory Note

This Amendment No. 1 to statement on Schedule 13D (this “Amendment No. 1”) amends and supplements the Schedule 13D filed with the SEC on November 13, 2017 (the “Original Schedule 13D”, and as amended and supplemented by this Amendment No. 1, the “Schedule 13D”), and is being filed on behalf of the Reporting Persons in respect of the Ordinary Shares of the Issuer.

This Amendment No. 1 is being filed by the Reporting Persons solely to report changes to the beneficial ownership as a result of change in the aggregate number of outstanding Ordinary Shares of the Issuer as reported in its Form 6-K filed with the SEC on December 7, 2018.

Except as amended and supplemented herein, the information set forth in the Original Schedule 13D remains unchanged. Capitalized terms used but not defined in this Amendment No. 1 have the respective meanings set forth in the Original Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) See Items 11 and 13 of the cover pages to this Schedule 13D for the aggregate number and percentage of Ordinary Shares that are beneficially owned by each Reporting Person as of January 16, 2019.

(b) See Items 7 through 10 of the cover pages to this Schedule 13D for the number of Ordinary Shares that are beneficially owned by each Reporting Person as of January 16, 2019 as to which there is sole or shared power to vote or direct the vote, and sole or shared power to dispose or direct the disposition.

(c) The Reporting Persons have not effected any transactions in the Ordinary Shares or ADSs during the past 60 days.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities covered by this Schedule 13D.

(e) Not applicable.

Item 7.	Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and restated in its entirety as follows:

EXHIBIT 99.1 Joint Filing Agreement dated as of November 13, 2017, by and among the Reporting Persons (incorporated by reference to Exhibit 99.1 to the Original Schedule 13D filed on November 13, 2017 with the SEC).

EXHIBIT 99.2 List of the directors and executive officers of each Reporting Person, persons controlling any Reporting Person and the directors and executive officers of persons in control of any Reporting Person.

EXHIBIT 99.3 Share Purchase Agreement dated October 31, 2017 (incorporated by reference to Exhibit 99.3 to the Original Schedule 13D filed on November 13, 2017 with the SEC).

EXHIBIT 99.4 Controlling Shareholder’s Undertaking Letter dated October 31, 2017 (incorporated by reference to Exhibit 99.4 to the Original Schedule 13D filed on November 13, 2017 with the SEC).

EXHIBIT 99.5 Issuer’s Undertaking Letter dated October 31, 2017 (incorporated by reference to Exhibit 99.5 to the Original Schedule 13D filed on November 13, 2017 with the SEC).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 16, 2019

FOSUN INTERNATIONAL LIMITED

By:	/s/ SZE Mei Ming
Name:	SZE Mei Ming
Title:	Company Secretary

FOSUN INDUSTRIAL HOLDINGS LIMITED

By:	/s/ CHEN Qiyu
Name:	CHEN Qiyu
Title:	Director

OASIS INSPIRE LIMITED

By:	/s/ Yanxiang LU
Name:	Yanxiang LU
Title:	Director

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